Exhibit 3

29 November 2006

Manager Companies

Company Announcements Office

Australian Stock Exchange Ltd

Level 4, Stock Exchange Centre

20 Bridge St

Sydney NSW 2000

Dear Sir,

Rinker Group Limited (“Rinker”) Target’s Statement – Presentation slides

Following lodgment with ASX earlier this morning of the Rinker Target’s Statement, and as foreshadowed, we now attach the slides to be presented to market analysts and fund managers.

Commencing at 11.00am (AEDT), a live audio transmission of the presentation will be available on Rinker’s internet site www.rinker.com or by telephone on + 61 (0)3 8660 4907 PIN 6926 (normal call charges apply).

An archive of this presentation will be available on Rinker’s internet site by mid afternoon.

Yours faithfully,

Peter Abraham

Company Secretary

Rinker Group Limited          ABN 53 003 433 118

Corporate Affairs and Investor Relations

Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067   PO Box 5697, West Chatswood NSW 1515

Telephone (02) 9412 6600 Facsimile (02) 9412 6666 E-mail investorrelations@rinker.com.au

Rinker Group Limited

REJECT

CEMEX’s takeover Offer

John Morschel	David Clarke
Chairman	CEO

Welcome to everyone who is joining us here today – including those of you listening on the webcast.

My name is John Morschel and I am the chairman of Rinker Group.

Together with our Chief Executive David Clarke, I will run through a presentation which outlines the response of the Rinker Board to the current takeover bid from the Mexican cement company Cemex (CEMEX S.A.B. de C.V.) .

Cemex has offered US$13 a share for Rinker. That is A$16.84 — based on the average of last week’s Reserve Bank Mid-Point Rates and prior to the deduction of any dividend. CEMEX’s offer gives it the right to reduce the offer price by an amount equal to any dividends paid to shareholders by Rinker during the offer period.

For our shareholders in the United States who hold American Depositary Receipts – equivalent to five ordinary shares - the offer is US$65 per ADR.

Today Rinker issued a 220–page Target’s Statement responding to that offer. It will be mailed to shareholders over the next few days

Important Legal Information

Important Legal Information

This communication has been made public by Rinker Group Limited (“Rinker”). Investors are urged to read Rinker’s Target’s Statement and Solicitation/Recommendation Statement on Schedule 14D-9 (including each exhibit thereto), which was filed by Rinker with the U.S. Securities and Exchange Commission (the “SEC”) on November 28, 2006, as they contain important information. Copies of the Solicitation/Recommendation Statement (including this Target’s Statement and the other exhibits thereto) are, and other public filings made from time to time by Rinker with the SEC which are related to the offer (the “Offer”) by Cemex Australia PTY Ltd, a wholly-owned subsidiary of Cemex S.A.B. de C.V., will be, available without charge at the SEC’s website at www.sec.gov or at Rinker’s website at www.rinker.com.

This communication contains a number of forward-looking statements based on management’s current views, expectations and beliefs as of the date of this communication. Such statements can be identified by the use of forward-looking language such as “may,” “should, “expect,” “anticipate,” “estimate,” “scheduled,” or “continue” or the negative thereof or comparable terminology. Such forward-looking statements are not guarantees of future results or performance and involve risks, uncertainties and other factors, including: the general economic and business conditions in the United States and Australia; trends and business conditions in the building and construction industries; the timing and amount of federal, state and local funding for infrastructure; competition from other suppliers in the industries in which Rinker operates; changes in Rinker’s strategies and plans regarding its ongoing business strategy, acquisitions, dispositions and business development; Rinker’s ability to efficiently integrate past and future acquisitions; compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to Rinker; changes in interest rates, weather and other natural phenomena, energy costs, pension costs; healthcare costs; outcomes of legal hearings such as the Lake Belt challenge and other risks and uncertainties identified in our filings with the Australian Stock Exchange and the SEC. Rinker can give no assurances that actual results would not differ materially from any forward-looking statements contained in this communication, particularly in light of the many risks and uncertainties regarding the Offer. None of Rinker, Rinker’s officers, any persons named in the Target’s Statement with their consent or any person involved in the preparation of the Target’s Statement makes any representation or warranty (express or implied) as to the accuracy of likelihood of fulfilment of any forward-looking statement, or any events or results expressed or implied in any forward-looking statement, except to the extent required law. You are cautioned not to place undue reliance on any forward-looking information

Before we begin looking at that response in detail, this slide outlines some important legal information

Your Directors UNANIMOUSLY recommend that you

REJECT

CEMEX’s takeover Offer...

your Rinker Shares are worth a lot more

The recommendation of the Board is very clear…

REJECT CEMEX’s takeover offer – Rinker shares are worth a lot more than what CEMEX is offering.

This is the unanimous view of the Board. It is what all of the directors intend to do in relation to their own Rinker shares.

What do you need to do?

DO NOTHING

and ignore all documents sent to you by CEMEX

What do we say shareholders should do to REJECT the offer?

They should DO NOTHING…that is, just ignore all documents from CEMEX.

CEMEX’s Offer

Rinker’s Directors unanimously recommend that Shareholders REJECT CEMEX’s takeover Offer

What is the Offer?

•                  US$13.00 per Rinker Share(1)

•                  Equivalent to A$16.84(2) per Rinker Share

•                  The value of CEMEX’s Offer in A$ is uncertain due to foreign exchange risk

•                  CEMEX’s Offer gives it the right to reduce the Offer price by an amount equal to any dividends paid to Shareholders by Rinker during the Offer Period. This includes the A$0.16 per Rinker Share interim dividend to be paid on 11 December 2006

•                  CEMEX’s Offer is subject to 13 detailed conditions – unless CEMEX’s Offer conditions are satisfied or waived, Shareholders will not get paid – even if they have sent their acceptance form in

Notes:

(1)          CEMEX’s Offer is also US$65.00 per American Depository Share (ADS)

(2)          Based on the average Reserve Bank Mid-Point Rate from 20 November 2006 to 24 November 2006. The rate used by CEMEX to convert the US$ Offer price to A$ is not certain and may differ significantly from the Reserve Bank Mid-Point Rate. This rate is used for illustrative purposes only. From 20 November 2006, Rinker Shares have traded ex the interim dividend for the half year ended 30 September 2006. The Offer price has not been adjusted for the A$0.16 per Rinker Share interim dividend for the half year ended 30 September 2006 to be paid on 11 December 2006. CEMEX’s Offer gives it the right to reduce the Offer price by an amount equal to any dividends paid to you by Rinker during the Offer Period.

The CEMEX offer is US$13 per Rinker share.

Australian Resident Shareholders who accept the offer and who do NOT elect to receive US$, will not have certainty as to the amount of A$ received.

For example, if a shareholder is paid in Australian dollars, using the average of last week’s Reserve Bank mid-point rates, the offer is equivalent to A$16.84. This of course could vary.

CEMEX has the right to reduce the offer price by an amount equal to any dividends paid to Shareholders by Rinker during the offer period – including the 16 cents per ordinary share interim dividend we will pay our shareholders on 11 December. If CEMEX exercised this right, the A$0.16 interim dividend would be subtracted from the offer price, and in the above example, this would bring the offer as outlined above down to A$16.68 a share.

Even if shareholders accept the offer, CEMEX has 13 conditions and they must all be satisfied or waived before any shareholder is paid.

12 reasons why you should reject CEMEX’s Offer

1        Your Directors believe that CEMEX’s Offer is far too low

2        The Independent Expert’s opinion is that CEMEX’s Offer is neither fair nor reasonable

3        Rinker has a unique combination of assets that cannot be replicated

4        Rinker’s earnings are diversified

5        Rinker has an excellent track record of superior financial performance

6        Your Directors believe that Rinker has a great future that will drive its long-term value

7        The average Rinker Share price is A$1.80 per Rinker Share above CEMEX’s Offer price, adjusted for the interim dividend(1)

Note:

(1) Based on the average Reserve Bank Mid-Point Rate from 20 November 2006 to 24 November 2006. The rate used by CEMEX to convert the US$ Offer price to A$ is not certain and may differ significantly from the Reserve Bank Mid-Point Rate. This rate is used for illustrative purposes only. Based on the Rinker VWA P from 20 November 2006 to 24 November 2006.

The Target’s Statement outlines 12 reasons why the Rinker Directors believe Shareholders should reject the offer…….

One, the directors believe the offer price is far too low.

Two, the Independent Expert says the offer is not fair or reasonable – and Rinker shares are worth A$20.58 to A$23.04. This includes a control premium and is based on an exchange rate of A$1.00 to US$0.77.

Three, the offer does not adequately reflect Rinker’s unique combination of assets and market positions which cannot be replicated.

Four, Rinker’s earnings are diversified

Five, Rinker has an excellent track record of strong financial performance – including earnings per share which have grown an average of 47% a year compound since Rinker demerged from CSR in March 2003.

Six, Rinker Directors believe that Rinker has a great future that will drive its long-term value.

Seven, the Rinker Share volume weighted average price (VWAP) on the ASX last week was A$1.80 above CEMEX’s A$ offer price — calculated over that same period, based on the Reserve Bank Mid-Point Rate, and adjusting for the interim dividend.

12 reasons why you should reject CEMEX’s offer

8        CEMEX’s Offer is opportunistic

9        CEMEX’s Offer is highly conditional

10      CEMEX’s Offer structure transfers the foreign exchange rate risk to Australian Resident Rinker Shareholders

11      CEMEX can offer a lot more

12      CEMEX’s Offer creates value for its shareholders at your expense

Major Rinker Shareholders who hold more than 100 million Rinker Shares have already stated that CEMEX’s Offer undervalues Rinker.

Your Directors acknowledge the slowdown in US residential construction, however we believe that this is a short-term issue. Whilst the Rinker Share price may fall if CEMEX’s Offer does not proceed, your Directors believe that Rinker’s long-term fundamentals are strong and the Rinker Share price will reflect this strength in the longer term.

Eight, Cemex’s offer is opportunistic…they are taking advantage of a cyclical housing slowdown in US

Nine, the offer is highly conditional

Ten, CEMEX’s Offer structure transfers the foreign exchange risk to Australian Resident Shareholders

Eleven, CEMEX can offer a lot more, and

Twelve, the offer creates value for CEMEX shareholders at the expense of Rinker shareholders.

Major Rinker Shareholders who hold more than 100 million Rinker Shares have already stated that CEMEX’s offer undervalues Rinker

Directors acknowledge the slowdown in US residential construction, but believe that this is a short term issue. Whilst the Rinker share price may fall if the CEMEX offer does not proceed, directors believe that Rinker’s long term fundamentals are strong and that the Rinker share price will reflect this strength in the longer term.

Now I will handover to David to go through these reasons in detail.

1. Rinker’s Directors believe that CEMEX’s Offer is far too low

Rinker has great future as an independent entity

•              Rinker Directors believe Rinker is worth a lot more than CEMEX’s Offer

•              CEMEX’s Offer does not reflect Rinker’s attractive future as an independent entity or compensate Shareholders fairly for the synergies CEMEX could realise

•              CEMEX’s Offer does not reflect the value of Rinker’s

•    Unique combination of assets and leading market positions, which cannot be replicated

•    Diverse customer base

•    Integrated product offering

•    Excellent track record of superior financial performance

•    Excellent medium and long-term prospects

Thank you, John…..

As the chairman explained, we consider the CEMEX offer is far too low. It does not reflect Rinker’s unique combination of assets and leading market positions – including our leading positions in the three fastest growing states in the US, almost 3.5 billion tonnes (3.9 billion tons) of valuable aggregates reserves and our extensive distribution infrastructure

It does not reflect Rinker’s diverse customer base, across all three segments of construction activity….

Nor our integrated product offering which enables us to add value right across the full value chain from aggregates and cement to concrete, asphalt and concrete pipe and products.

It also does not reflect our strong track record of financial performance, including our growing return on funds employed

The offer also does not take account of Rinker’s excellent future prospects based on the strong long term fundamentals in our key markets – such as population growth and strong local economies

2. The Independent Expert’s opinion is that
CEMEX’s Offer is neither fair nor reasonable

Grant Samuel has assessed the control value of Rinker Shares at between A$20.58(1) and A$23.04(1) per Rinker Share

• At the mid-point of the range, the Independent Expert’s
valuation is A$4.93(1) or 29.2%(1) higher than CEMEX’s offer price

Notes:

1. Based on an exchange rate of A$1.00 to US$0.77, which is the rate used by the Independent Expert.

2. Based on the Reserve Bank Mid-Point Rate on 27 October 2006. The rate used by CEMEX to convert the US$ Offer price to A$ is not certain and may differ significantly from the Reserve Bank Mid-Point Rate. This rate is used for illustrative purposes only.

The Independent Expert has prepared its analysis on a cum-dividend basis and hence for comparability purposes, CEMEX’s Offer price has not been adjusted for the A$0.16 per Rinker Share interim dividend to be paid on 11 December 2006. CEMEX’s Offer gives it the right to reduce the Offer price by an amount equal to any dividends paid by Rinker during the Offer Period.

The Rinker Directors appointed Grant Samuel, an independent expert to prepare an independent assessment of CEMEX’s Offer

The Independent Expert has concluded that the offer is neither fair nor reasonable.

Grant Samuel says it is not fair because the estimated value of Rinker – including a control premium — is between A$20.58 and A$23.04 per share, based on a A$1.00 to US$0.77 exchange rate. Based on this exchange rate the CEMEX offer is equivalent to A$16.88 — before any deduction of dividends.

The mid-point of the Independent Expert’s range is A$21.81. CEMEX’s Offer at the above exchange rate is A$4.93 or 29 per cent below the mid-point.

That is a significant gap.

2. The Independent Expert’s opinion is that CEMEX’s Offer is neither fair nor reasonable

The Independent Expert(1) highlighted that Rinker is a high quality company with a bright future

“Rinker is a high quality, strategically important business that warrants a premium multiple in a change of control transaction.”

Page 2, Independent Expert’s Report (cover letter)

“…the CEMEX Offer is not fair. There are no other factors which would suggest that, in the context of a change of control transaction, it would be in shareholders’ interests to accept an offer that is not fair. Accepting the CEMEX Offer of US$ 13.00 per share would be effectively giving CEMEX a free option on recovery of the residential housing sector in Rinker’s key United States markets.”

Page 2, Independent Expert’s Report (cover letter)

“The longer term prospects for residential housing demand in Florida and Arizona are very strong.”

Page 4, Independent Expert’s Report (cover letter)

“Companies engaged in the heavy construction materials industry necessarily adopt long term views and investment theses in relation to market dynamics, capital investment and resource planning… Both the discounted cash flow analysis and the earnings multiples implied by the valuation reflect these longer term dynamics and issues. While short terms market cycles are not unimportant they can sometimes overshadow these other considerations.”

Page 54, Independent Expert’s Report

Grant Samuel, the Independent Expert

Note:

(1). A complete copy of the Independent Expert’s Report is contained in Attachment 1 to the Target’s Statement. Rinker Directors encourage Shareholders to read the full report, including the reasons for the Independent Expert’s conclusion.

Amongst other reasons, Grant Samuel says the CEMEX offer is not reasonable because accepting the offer would effectively give CEMEX a free option over the recovery in US residential construction.

The Independent Expert says Rinker is a high quality, strategically important business that warrants a premium multiple in a change of control transaction.

And while acknowledging, as we do, that a housing slowdown is underway in the US and in our key states — Grant Samuel believes the longer term prospects for residential housing demand in Florida and Arizona are very strong.

3. Rinker has a unique combination of assets that cannot be replicated

Unique combination of assets, leading market positions

•     CEMEX recognises the value of Rinker’s assets

•      High quality quarries strategically located near key, high growth population centres

•      Aggregate reserves of between 20-60 years

•      Integrated downstream operations

•      No 1 – No 2 market ranking in its major products in the three fastest growing US states

•     Solid footprint in the US and Australia (770 sites(1))

•      Quarries and other sites provide an attractive land bank after resources have been expended

Note:

(1). As at 31 March 2006

The third reason directors say to reject the CEMEX offer is that Rinker has a unique combination of assets that cannot be replicated…from high quality quarries located near major, fast-growing population centres to a comprehensive footprint that delivers product into 31 states in the US and to almost every sizeable Australian city.

Rinker also has strong positions, and is number one or two in its major products in key markets across the US, with market shares ranging from 20 to 40%.

Our quarries include reserves that average approximately 20 years in Florida, 66 years in other south-eastern US states, 23 years in the western US and 43 years in Australia.

And when those reserves are fully utilised, the quarries and other sites also provide an attractive land bank — offering valuable development opportunities over the short and long term,

Grant Samuel attributed a value of US$300-350 million for those real estate assets, excluding very long term opportunities such as part of our 9,000 acre site at Brooksville in central Florida.

4. Rinker’s earnings are diversified

Rinker has product, geographic and end user market diversity

•     Rinker is not the “one-market” company characterised by CEMEX

•      Approximately 50% of Rinker’s sales are to the civil and commercial construction markets

•                  Residential exposure is spread across a number of US states, including Florida, Arizona, Nevada and Texas and all Australian states and territories

•      Rinker has an integrated business with a diverse product range

Note:

(1). Sales include internal sales. Internal sales are recorded at amounts comparable to competitive market prices charged to external customers for similar goods. Internal sales involve the sale of Rinker’s upstream products (aggregates and cement) for input into downstream products (concrete, concrete block and products and concrete pipe). Presentation of the sales in this manner is consistent with Rinker’s historical disclosure.

CEMEX has made a point of highlighting our exposure to the temporary weakness in the US residential sector, particularly in Florida. But Rinker has a diverse earnings base.

Around 50% of group sales are to the civil and commercial construction segments….which we believe have solid outlooks across the US and Australia.

We have a diversified product base and a diverse geographic exposure across the US and Australia.

5. Rinker has an excellent track record of superior financial performance

High quality asset base and leading market positions are key drivers of Rinkers’ historical performance and returns

•      EBITDA in Rinker Materials has shown compound annual growth of 24%(1), with margins increasing considerably

Notes:

(1).       Growth between the year ended 31 March 1998 and the year ended 31 March 2006. Sales and earnings of Rinker Materials prior to the year ended 31 March 2004 refer to the sales and earnings of Rinker Materials when it was a 100% owned subsidiary of CSR, as publicly disclosed by Rinker in Rinker’s annual reports. Sales and earnings prior to the year ended 31 March 2005 have been adjusted on a pro-forma basis for the purposes of comparability with A-IFRS.

(2).       CAGR: compound annual growth rate

Rinker has a very strong track record of performance, both at the group level since demerger and within the US subsidiary, Rinker Materials.

Over the past nine years, Rinker Materials has delivered compound growth in revenue of 14% per annum and in EBITDA of 24% per annum.

5. Rinker has an excellent track record of superior financial performance

High quality asset base and leading market positions are key drivers of Rinkers’ historical performance and returns

•      The Rinker group’s performance(2) has been equally impressive

Note:

(1).       CAGR: compound annual growth rate

(2).       The financial performance of Rinker prior to the year ended 31 March 2005 has been adjusted on a pro-forma basis for purposes of comparability with A-IFRS.

Performance at the group level has also been very strong.

Earnings per share have grown an average of 47% compound per annum since the demerger in 2003 and return on funds employed has also improved significantly.

5. Rinker has an excellent track record of superior financial performance

Rinker has outperformed its key international peers(1)

•      Rinker has generated efficient earnings growth and strong cashflow relative to its peers

Notes:

(1).       Rinker’s key international peers are Boral Limited, CEMEX S.A.B de C.V., CRH plc, Florida Rock Industries Inc, Hanson plc, Holcim Ltd, Lafarge SA, Martin Marietta Materials Inc and Vulcan Materials Co

(2).       Capital employed means the sum of the book value of equity and net debt as at the date of, and as set out in, the last balance sheet published by each company. Operating cashflow means the net cashflow (or equivalent) from operating activities after interest and tax for the 12 months ended on the date of, and as set out in (or calculated from), the most recently published accounts. Where necessary, cashflows have been calendarised or aggregated using other accounts published by the relevant company.

(3).  Total shareholder return (TSR), a measurement of shareholder returns from the change in share price assuming dividends and capital returns are reinvested, has been calculated from the opening of trading on the ASX on 31 March 2003 to the close of trading on 24 November 2006. The Rinker Share price on 24 November 2006 closed at A$18.35. If Rinker’s TSR is calculated from the opening of trading on the ASX on 31 March 2003 to the close of trading on the ASX on 26 October 2006, which was the day prior to the announcement of CEMEX’s Offer, the TSR is 39%.The Rinker Share price at the close of trading on the ASX on 26 October 2006 was A$13.87. The TSRs expressed here are on a compound annual basis. The TSR assumes dividends are reinvested on the ex-date at the closing price, ignoring the value of franking credits, tax, brokerage and other costs.

Rinker has also performed strongly vis a vis its global peers in the construction materials sector. .

The quality of Rinker’s assets and the benefits of its integrated operations have allowed Rinker to outperform its key international peers.

Rinker generates considerably higher operating cashflow per dollar of capital than its key international peers except Florida Rock (another company with significant operations in Florida).

If Rinker’s total shareholder return is calculated to the close of trading on the ASX on 24 November 2006, the return is 50% on a compound annual basis. If total shareholder return is calculated to the close of trading on 26 October 2006, which was the day prior to the announcement of CEMEX’s Offer, the return on a compound annual basis is 39%

6. Directors believe that Rinker has a great future that will drive its long-term value

This is not the time for Shareholders to sell to CEMEX

•     Rinker’s Directors are very confident in Rinker’s future because they believe that

•                  The long-term outlook for Rinker’s markets in its three key states (Florida, Arizona and Nevada) is positive

•                  The current cyclical weakness in US residential construction is temporary and volumes are expected to return to long-term trend levels

•                  Commercial and civil construction activity is strong and continues to grow with a positive outlook

•                  Rinker’s Directors believe that the Company has a great long-term future and Rinker Shareholders should reject CEMEX’s opportunistic Offer

Directors are very confident about Rinker’s future because of the strong long-term fundamentals underpinning our major markets in Florida, Arizona and Nevada.

Directors believe that the current cyclical weakness in US housing is temporary and volumes are expected to return to long term trend levels.

And the other two construction segments – commercial and civil construction – are strong and forecast to continue growing

6. Directors believe that Rinker has a great future that will drive its long-term value

Rinker has strong long-term fundamentals

•      Rinker’s largest markets are the three states with the highest expected population growth

•      Rinker is in 9 / 10 top US states for population growth rates

•      Florida’s population is expected to increase by 12.7 million people between 2000 and 2030 (US Census)

•      Australia’s population is forecast to be in the order of 23.9 million by 2021 (ABS)

Population growth drives construction activity in all three segments – housing, commercial and civil construction.,

The US Census Bureau puts Florida, Arizona and Nevada at the top of the list for forecast population growth between 2000 and 2030.

Rinker Materials operates in 9 of the Top 10 fastest growing states in the US.

Australia is also exhibiting population growth.

6. Directors believe that Rinker has a great future that will drive its long-term value

Rinker’s key states have been and are expected to be well positioned

•      Cement consumption has been strong in the US for the past 30 years, Nevada, Arizona and Nevada the three top performing states

30 year compound annual growth for Portland(1) cement consumption in Rinker’s largest markets (1975-2005)

Market	%
Nevada	7.1
Arizona	5.3
Florida	4.6
US average	2.3

Source Portland Cement Association.

Note:

1.     Portland cement is grey cement.

•      Strong general economic platform to continue growth

Average annual growth 2006-2011 and state ranking among all US states

	Florida		Arizona		Nevada
	Average		Average		Average
	annual		annual		annual
	growth %	Ranking	growth %	Ranking	growth %	Ranking
Population growth	2.0	3	2.7	2	2.9	1
Gross state product	3.9	3	3.4	9	4.2	1
Employment	2.2	4	2.4	2	2.8	1
Personal income	4.9	1	4.7	3	4.8	2

Source Global might Inc. Regional Sources Group, Summer forecast.

•      Solid fundamentals in Australia

Cement consumption is a key indicator of construction activity and hence growth in demand for construction materials.

Rinker’s key states of Florida, Arizona and Nevada have been the top three states for cement consumption in the US over the past 30 years – growing 2 to 3 times as fast as the US average.

Forecasts of other fundamental drivers such as employment growth, state fiscal positions and growth in personal income are also strong in our key states.

6. Directors believe that Rinker has a great future that will drive its long-term value

Cyclical weakness in residential construction is temporary

•      CEMEX has focused on the short-term weakness in the residential construction market and Florida in particular

•                  The Joint Center for Housing Studies of Harvard University states that housing production should average more than two million units per annum over the next ten years (2006 report)

•      Directors believe this suggests that production is expected to return to long-term trend levels

CEMEX has focused on the short term weakness in US housing, particularly Florida.

However the Joint Center for Housing Studies at Harvard University states that housing production in the US should average more than two million units per annum over the next 10 years.

6. Directors believe that Rinker has a great future that will drive its long-term value

Commercial and civil construction continue to grow

•                  Rinker’s key markets have some of the lowest office vacancy rates in the US

•                  US Department of Transportation budget (federal expenditure only) forecasts indicate19% growth to June 2007 in both Florida and Arizona

•                  This is supplemented by a more than 80% increase in budget increases over the year to June 2006 for the state departments (federal and state monies) in Florida and 35% in Arizona

Despite the slowdown in residential construction, commercial and civil construction continue to grow.

Commercial construction is expected to be strong in Rinker’s key states, which have some of the lowest office vacancy rates across the US.

Public construction also remains strong in our key states for 2006 and beyond.

6. Directors believe that Rinker has a great future that will drive its long-term value

Rinker is in an extremely strong financial position to harness future growth opportunities and continue to generate excellent returns for Rinker Shareholders

Expenditure on US greenfield developments, US acquisitions and Australian acquisitions (1)

•                                          The earnings benefit of recent expenditures is yet to be fully realised and is expected to provide a meaningful contribution in the coming years

Note:

(1). Australian acquisitions have been excluded prior to the demerger from CSR in March 2003

Rinker is in an extremely strong financial position to harness future growth opportunities from both greenfield developments and acquisitions.

Growth has been funded from internally generated cash.

While we would like to use this for more sizeable acquisitions we will only do so where we can create value for shareholders.

Hence in recent years there has been a focus on greenfield developments and bolt-on acquisitions.

7. The average Rinker Share price is A$1.80(1) per Rinker Share above CEMEX’s Offer price, adjusted for the interim dividend

Since CEMEX’s Offer was announced, Rinker Shares have traded significantly above CEMEX’s Offer price

Comparison between the closing Rinker Share price(2) and CEMEX’s Offer price(3),(4)

Notes:

(1). Based on the average Reserve Bank Mid-Point Rate from 20 November 2006 to 24 November 2006. The rate used by CEMEX to convert the US$ Offer price to A$ is not certain and may differ significantly from the Reserve Bank Mid-Point Rate. This rate is used for illustrative purposes only. Based on the Rinker VWAP from 20 November 2006 to 24 November 2006.

(2). Based on the daily close of trading on the ASX.

(3). Based on the daily Reserve Bank Mid-Point Rate. The rate used by CEMEX to convert the US$ Offer price to A$ is not certain and may differ significantly from the Reserve Bank Mid-Point Rate. This rate is used for illustrative purposes only.

(4). From 20 November 2006, Rinker Shares have traded ex the interim dividend of A$0.16 per Rinker Share for the half year ended 30 September 2006. CEMEX’s US$ Offer price from 20 November 2006 to 24 November 2006 has been calculated using the Reserve Bank Mid-Point Rate on the relevant day and subtracts the A$0.16 per Rinker Share interim dividend to be paid on 11 December 2006. CEMEX’s Offer gives it the right to reduce the Offer price by an amount equal to any dividends paid to you by Rinker during the Offer Period. The graph assumes that CEMEX will exercise this right. If CEMEX does not exercise this right, the A$0.16 per Rinker Share interim dividend to be paid on 11 December 2006 would be added back.

Since the CEMEX offer was announced Rinker shares have traded significantly above CEMEX’s offer price.

The Rinker volume weighted average share price (VWAP) from 20 to 24 November — that is, over last week — was A$18.48, which is A$1.80 above CEMEX’s A$ offer price calculated over that same period — based on the Reserve Bank Mid-Point Rate, and adjusting for the interim dividend.

8. CEMEX’s Offer is opportunistic

CEMEX’s Offer was announced after the Rinker Share price fell significantly due to a weaker short-term outlook for residential construction

Rinker’s Share price performance - closing price for the last twelve months

Notes:

(1). From 20 November 2006, Rinker Shares have traded ex the interim dividend for the half year ended 30 September 2006. CEMEX’s Offer price is based on the average Reserve Bank Mid-Point Rate from 20 November 2006 to 24 November 2006 and subtracts the A$0.16 per Rinker Share interim dividend to be paid on 11 December 2006. CEMEX’s Offer gives it the right to reduce the Offer price by an amount equal to any dividends paid to you by Rinker during the Offer Period. If CEMEX does not exercise this right, the A$0.16 per Rinker Share interim dividend to be paid on 11 December 2006 would be added back. The rate used by CEMEX to convert the US$ Offer price to A$ is not certain and may differ significantly from the Reserve Bank Mid-Point Rate. This rate is used for illustrative purposes only.

(2). Based on the Rinker Share price at the close of trading on the ASX on 26 October 2006, which was the day prior to the announcement of CEMEX’s Offer.

We have said from the start that the CEMEX bid is opportunistic.

It was announced after the Rinker share price fell significantly due to the slowdown in US housing.

8. CEMEX's Offer is opportunistic

CEMEX understands the cyclical nature of residential construction

•                  CEMEX has significant market positions in Florida and Arizona

•                  CEMEX used its knowledge of the construction cycle to take advantage of recent weakness in the Rinker Share price

•                  CEMEX acknowledged that the current residential slowdown is short term, not a permanent and fundamental change

CEMEX’s Chairman and CEO is optimistic about Florida

“Of course I am worried about the US housing slowdown and about the Florida residential market but I am confident those are manageable risks...

I’m optimistic in the long run about the high growth construction markets in which we operate in the US.”

Lorenzo Zambrano, CEMEX Chairman and CEO(1)

Note:

(1). CEMEX’s Offer related conference call on 27 October 2006, the transcript of which was lodged with the SEC and is available on the CEMEX website.

CEMEX understands the cyclical nature of residential construction, especially in Florida and Arizona where they have significant market positions.

CEMEX publicly acknowledged in a conference call on 27 October that the current residential slowdown is short-term – not a permanent and fundamental change.

Their Chairman Lorenzo Zambrano said he was “optimistic in the long run about the high growth construction markets in which [CEMEX] operate in the US”.

8. CEMEX's Offer is opportunistic

Rinker has a strong history of cost control to reduce the impact of the slowdown in residential construction on earnings

•                  Rinker is on track to double its projected annual targeted cost savings to US$100 million in the year to 31 March 2007

Rinker’s operational cost savings

Although as discussed the short term outlook for US housing construction is subdued, Rinker has implemented various strategies to mitigate the impact on earnings.

These include rationalising the workforce, managing working capital, deferring capital expenditure, shifting to commercial and civil projects and increasing prices.

We are on track to double our projected cost savings to around US$100 million this fiscal year.

9. CEMEX’s Offer is highly conditional

Unless CEMEX’s Offer conditions are satisfied or waived, Shareholders will not get paid – even if they have sent their acceptance form in

•                  CEMEX’s Offer is subject to 13 detailed conditions including

•                  US antitrust (competition) approval

•                  CEMEX Shareholder approval at a general meeting scheduled for 7 December 2006

•                  CEMEX obtaining a relevant interest in at least 90% of Rinker Shares

•                  CEMEX has the right to deduct the amount of any dividend received by Shareholders from any consideration payable under the Offer

CEMEX’s offer is highly conditional, subject to 13 detailed conditions.

These include approval from US competition regulatory authorities, approval from CEMEX shareholders and a minimum 90% acceptance from Rinker shareholders.

As mentioned previously CEMEX can also deduct — from the offer price — the amount of any dividend that Rinker pays to our shareholders during the offer period.

10. CEMEX’s Offer structure transfers the foreign exchange risk to Australian Resident Rinker Shareholders

The value of CEMEX’s Offer in A$ is uncertain due to foreign exchange risk

•                  Australian Resident Shareholders who accept the Offer and do not elect to receive US$ will not have certainty as to the amount of A$ they will receive

•                  Depends on when CEMEX receives acceptances

•                  Depends on when CEMEX converts US$ into A$ to pay Shareholders

•                  Depends on the exchange rate achieved by CEMEX on conversion

•                  Depends on the process (no clear explanation given)

•                  No assurance can be given that the A$ amount Shareholders will receive will not be materially different to what they expect

The value of CEMEX’s offer in A$ is also uncertain due to the foreign exchange risk.

Rinker shareholders are bearing that risk, not CEMEX..

Australian resident shareholders who elect not to receive US dollars will not have certainty about the value of Australian dollars they will receive.

The amount those shareholders will receive depends on the exchange rate and the timing of any conversion.

11. CEMEX can offer a lot more

The illustrative pro-forma analysis below suggests that CEMEX could offer more than A$23.00 per Rinker Share and still increase its illustrative pro-forma earnings per ADR

•                  At the current Offer price, CEMEX expects it can immediately generate benefits for its shareholders

Illustrative pro-forma LTM earnings per CEMEX ADR accretion if CEMEX acquires Rinker(1)

LTM in this context is for the period 1 October 2005 to 30 September 2006

Equivalent A$ Offer price per Rinker Share	A$20.00		A$23.00
US$ Offer price per Rinker Share(a)	US$	15.44	US$	17.76
LTM earnings per CEMEX ADR	US$	3.08	US$	3.08
Illustrative pro-forma LTM earnings per CEMEX ADR (post acquisition)	US$	3.49	US$	3.38
Illustrative pro-forma accretion	US$	0.41	US$	0.30
Illustrative pro-forma accretion		13.4%		9.8%

Note:

(1). Key assumptions and notes are set out on page 32 of this presentation

Directors believe that CEMEX can offer a lot more for Rinker shares.

At the current offer price of US$13 a share, CEMEX says it can immediately begin generating benefits for its shareholders

CEMEX says the acquisition of Rinker at the current offer price is expected to immediately be accretive to free cash flow and cash earnings per share.

Acquisitions are not always accretive — especially in the first year after completion of an acquisition.

An illustrative pro forma analysis, based on historic financials and various other assumptions outlined in our Target’s Statement on pages 26 and 27, suggests that CEMEX could increase its equivalent A$ offer price to more than A$23 — and the transaction appears to be still significantly accretive for CEMEX’s illustrative pro-forma earnings per ADR.

12. CEMEX’s Offer creates value for its shareholders at the expense of Rinker Shareholders

An acquisition of Rinker’s highly strategic assets would create more value for CEMEX’s shareholders than for you

What Rinker would give CEMEX	What CEMEX is telling its shareholders
The cashflow and balance sheet capacity to finance its own takeover	“We expect this transaction to be immediately accretive to free cash flow and to cash earnings per share” (1)

Critical mass	“The combination of CEMEX and Rinker will create one of the world’s largest and most profitable building materials companies” (1)

Improved market positions in the US	“Significantly strengthen our ability to serve customers in the world’s largest and most dynamic building materials market” (1)

Access to scarce, high quality assets	Moves from a top 10 position in global aggregate production to a top five position (2)

Notes:

(1). CEMEX announcement which was filed with SEC on 27 October 2006 and which was filed with ASX on 30 October 2006.

(2). CEMEX presentation which was filed with SEC on 27 October 2006.

Acquisition of Rinker’s highly strategic assets by CEMEX would create more value for CEMEX’s shareholders than Rinker’s shareholders.

Not only have CEMEX stated that the acquisition of Rinker at US$13 a share would be immediately accretive to free cash flow and cash EPS…..

12. CEMEX’s Offer creates value for its shareholders at the expense of Rinker Shareholders

Why transfer all of these benefits to CEMEX’s shareholders?

What Rinker would give CEMEX	What CEMEX is telling its shareholders
Improved portfolio balance	“Further reduce the volatility of CEMEX’s cash flow and our cost of capital” (1)

Reduces CEMEX’s reliance on cement and provides a 5% increase in exposure to aggregates (as measured by EBITDA 2005 pro-forma portfolio balance) (2)

Attractive footprint in Australia	“Rinker’s attractive position in Australia extends CEMEX’s global network into an exciting new market” (1)

Improved industry position across the global value chain	An additional 118 million tons per annum of aggregate sales (2)

Synergies	“Complementary nature of the two businesses uniquely positions us to unlock Rinker’s inherent value” (1)

Notes:

(1). CEMEX announcement which was filed with SEC on 27 October 2006 and which was filed with ASX on 30 October 2006.

(2). CEMEX presentation which was filed with SEC on 27 October 2006.

But CEMEX has also told its shareholders that:

“The combination of CEMEX and Rinker will create one of the world’s largest and most profitable building materials companies.”

It will… “Significantly strengthen [CEMEX’s] ability to serve customers in the world’s largest and most dynamic building materials market.”

And, it will…

“…further reduce the volatility of CEMEX’s cash flow and our cost of capital”.

Rinker’s directors say CEMEX is not offering our shareholders enough for Rinker’s unique and strategic combination of assets.

I will now hand back to John to complete the presentation.

Rinker’s Directors UNANIMOUSLY recommend that Shareholders

REJECT

CEMEX’s takeover Offer...

Rinker Shares are

worth a lot more

DO NOTHING

Thank you David. I think our position is pretty clear.

Rinker directors unanimously recommend that shareholders reject CEMEX’s highly conditional and opportunistic offer — and take no action in relation to the offer documents they have received.

Rinker shares are worth a lot more than what CEMEX is offering.

The offer does not reflect the value of Rinker’s unique and strategic combination of assets, including our leading positions in high growth markets and our valuable aggregates reserves.

The Independent Expert says the bid is not fair or reasonable. Grant Samuel values Rinker shares, with a control premium, at up to A$23.04, with a mid-point some 29% above CEMEX’s offer (based on a 77 cent A$-US$ exchange rate).

Our illustrative proforma analysis shows CEMEX can pay a lot more for Rinker shares…and that even at A$23 a share, the transaction appears to still be significantly accretive for CEMEX’s Earnings per ADR.

Rinker has a strong track record of financial performance and directors believe the company has a great future that will drive its long term value.

We urge our shareholders not to surrender their stake in a company that is generating excellent returns now and has excellent prospects.

Rejecting this offer from CEMEX will enable Rinker to continue as a strongly performing independent entity with a proven management team.

We will keep our shareholders and the market informed of developments as the CEMEX offer unfolds. As directors, our key focus will be to maximise shareholder value and to deliver an outcome which is in the best interests of our shareholders.

Well thank you for listening and we will now move to question time.

Because we have analysts and fund managers participating by phone as well as the audience in the room, we will need to alternate between both groups.

So that everyone gets to hear your questions, will you please wait for the microphone, and then announce your name and organisation before commencing your question.

I will now take the first question from the floor…

Assumptions for the illustrative pro-forma analysis

Key assumptions:

(a)                                  Based on the average Reserve Bank Mid-Point Rate from 20 November 2006 to 24 November 2006. The rate used to CEMEX to convert the US$ Offer price to A$ is not certain and may differ significantly from the Reserve Bank Mid-Point Rate. This rate is used for illustrative purposes only.

(b)                                 Illustrative pro-forma LTM earnings per CEMEX ADR excludes any fair value accounting and associated depreciation and amortisation impacts which may arise following an acquisition of Rinker by CEMEX.

(c)                                  An accretive acquisition is one that will increase CEMEX’s illustrative pro-forma earnings per CEMEX ADR.

(d)                                 CEMEX has 716.2 million weighted average CEMEX ADRs on issue (based on LTM).

(e)                                  CEMEX is assumed to acquire 895.1 million Rinker Shares (Rinker Shares outstanding as at 27 October 2006) and is assumed to refinance Rinker’s net debt based on the last balance sheet date, 30 September 2006 adjusted for Rinker’s on-market buyback. Transaction fees and expenses (including deferred financing fees) are indicative and assumed to be between 1.1% and 1.2% of total funds required.

(f)                                    To observe the impact of a full 12 months of Rinker’s earnings to 30 September 2006, the illustrative pro-forma LTM earnings per CEMEX ADR assumes that CEMEX acquired Rinker on 1 October 2005.

(g)                                 Rinker’s LTM earnings are assumed to be taxed at 35.0% (the US corporate tax rate).

(h)                                 The details and pricing of CEMEX’s acquisition financing arrangements were filed with the SEC on 14 November 2006 in CEMEX’s tender offer. The weighed average margin to the London Interbank Offer Rate (LIBOR) disclosed for acquisition facilities and those existing loan facilities which are proposed to be used to fund the acquisition is 0.41%. Where the documents provide for various reference rates, LIBOR has been used in this analysis and it is assumed that all facilities are denominated in US$. The 90 day US$ LIBOR, as a 24 November 2006 was 5.37% per annum and has been used to calculate the pro-forma interest rate of 5.78% per annum. This pro-forma interest rate has been applied to the total funds required to acquire 100% of Rinker Shares, refinance Rinker’s net debt and pay all transaction and other costs relating to the acquisition.

(i)                                     The impact on interest expense (and associated tax impact) of incremental cashflows generated during the period has been excluded from the analysis.

(j)                                     CEMEX’s interest expense (and associated tax impact) includes deferred financing fees and is assumed to be tax deductible at a rate of 35.0%.

(k)                                  CEMEX may enter into one or more transactions with the intention of ensuring the CEMEX’s credit metrics are such that a particular credit rating is achieved at different Offer price levels. Such transactions may include an equity or a hybrid capital raising, asset sales or another transaction. CEMEX has indicated that it may undertake asset sales but has not disclosed any details of such potential sales. Consequently, this illustrative pro-forma analysis does not take into account the impact of any such transaction. The impact of any such transaction may change the illustrative pro-forma accretion.

(l)                                     On page 26 of the Bidder’s Statement, CEMEX states that approximately US$130 million per annum of pre-tax cost synergies can be generated by CEMEX if it acquires Rinker.  The illustrative pro-forma analysis includes US$130 million of synergies.  The costs to achieve the synergies have been excluded from the illustrative pro-forma accretion analysis reflecting standard market practice because they are non-recurring. However the illustrative pro-forma impact of the after-tax interest expense which is incurred on additional debt incurred to fund such costs has been taken into account.

Note:

(1).                               The analysis is illustrative and pro-forma in nature and is provided so that Rinker Shareholders are aware of the analysis of possible scenarios.  It is included to show an indication of the possible impact of an acquisition of Rinker on CEMEX – it does not purport to forecast the precise actual impact on CEMEX.  The actual impact may differ to that shown in the illustrative pro-forma analysis for various reasons including matters relating to the cost of any acquisition, the timing of any acquisition, the financial position of CEMEX and Rinker at the time of any acquisition, the financial performance of CEMEX and Rinker after any acquisition has been completed, the amount, timing and cost to achieve synergy benefits, the costs and method of funding any acquisition and the impact of any other relevant transactions.